

Mail Stop 4720

November 25, 2009

Thomas McCullough
Corporate Secretary
First Regional Bancorp
1801 Century Park East, Suite 800
Los Angelos, California 90067

   RE: First Regional Bancorp
      Form 8-K
      Filed November 23, 2009
      File No. 000-10232

Dear Mr. McCullough,

   We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. Please file an amendment to your Form 8-K to include a statement about whether the audit committee discussed the matters disclosed in your filing with your independent accountant. Refer to Section 4.02(a)(3) of Form 8-K.

   As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the

Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3437 if you have questions regarding our comment.

Sincerely,

Michael C. Volley
Staff Accountant